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SEC 1746 (2-98)     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                      UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION      -------------------------
                   WASHINGTON, DC 20549                   OMB APPROVAL
                                                    -------------------------
                       SCHEDULE 13D                     OMB Number: 3235-0145
                                                    -------------------------
                                                    Expires: October 31, 2002
       Under the Securities Exchange Act of 1934    -------------------------
                 (Amendment No.        )*           Estimated average burden
                                                    hours per response..14.9


                             ELIZABETH ARDEN, INC.
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                                (Name of Issuer)


                                 COMMON SHARES
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                         (Title of Class of Securities)


                                   28660G106
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                                 (CUSIP Number)


                 BENJAMIN J. EGGERS, VICE PRESIDENT & SECRETARY
                           DYNAMIC MUTUAL FUNDS LTD.
                         40 King Street West 55th Floor
                        Toronto, Ontario, Canada M5H 4A9
                           Telephone: (416) 365-2404
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 8, 2002
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.                         28660G106
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    DYNAMIC MUTUAL FUNDS LTD., 55th Floor, 40 King Street West, Toronto, Ontario M5H 4A9

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                  (a) [ ]  N/A
                                                                  (b) [ ]  N/A

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    00.................
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                   [ ]
    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

Toronto, Ontario, Canada
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,155,500 Common Shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    NIL
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,155,500 Common Shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    NIL
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,155,500 Common Shares are held within mutual funds of Dynamic Mutual Funds Ltd. acting as investment counsel and portfolio manager.
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                     [ ]

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.44%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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
================================================================================

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned, Dynamic Mutual Fund Ltd. ("Dynamic"), hereby submits this statement on Schedule 13D (the "Schedule 13D") relating to the Common Shares of Elizabeth Arden, Inc. ("Elizabeth Arden").

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Shares (the "Common Shares") of Elizabeth Arden

The principal executive offices of Elizabeth Arden are located at 14100 Northwest 60th Avenue, Miami Lakes, FL, 33014-3131.

ITEM 2. IDENTITY AND BACKGROUND

(a)                 Name: Dynamic Mutual Funds Ltd.

(b) Residence or business address: 55th Floor, 40 King Street West, Toronto, Ontario, Canada M5H 4A9

(c) The principal business of Dynamic Mutual Funds is the management and distribution of mutual fund assets, institutional accounts and private individuals.

                    The following is a list of the directors and officers of Dynamic and their positions with Dynamic.

                    Benjamin J. Eggers - Vice President, Secretary and Director

                    David J. Goodman- President CEO and Director

                    Ned Goodman-Chairman and Director

                    Renato Anzovino-Investment Counsellor

                    Todd Beallor-Vice President, Counselling

                    Oscar Belaiche-Vice President, Counselling

                    Ray Benzinger-Vice President, Counselling

                    Brett A. Berman-Vice President

                    Edward C. Bezeau-Vice President, Operations & Information Systems

                    Noah Blackstein-Vice President, Counselling

                    Wendy Brodkin-Vice President, President, Goodman Institutional Investments

                    Andrew Buntain-Regional Vice President

                    Lorna Capucho-Junior Counselling Officer, Financial Analyst, Vice President, Goodman Private Wealth Management

                    Jonathan Evershed-Vice President, Counselling

                    Robin Finlay-Vice President, Sales - Western Canada

                    Rosanna Gatti-Vice President

                    Mark Goodman-Vice President, Focus + Sales

                    John Hadwen-Junior Counselling Officer, Financial Analyst

                    Edmund Ho-Investment Counsellor

                    Kevin Hynes-Vice President, Information Systems

                    Alexander Lane-Junior Counselling Officer, Financial Analyst

                    Donald MacDonald-Vice President, Counselling, President, Goodman Private Wealth Management

                    Garry R. McCulloch-Investment Counsellor

                    Steve McDermott-Regional Vice President

                    George A. McDonald-Investment Counsellor

                    Michael McHugh-Vice President, Counselling

                    John Pereira-Vice President

                    Dave Pickett-Vice President, Viscount Wealth Management

                    Charles Alan Gray Rumball-Investment Counsellor

                    Richard A. Schuetz-Vice President, Dealer Services

                    Rohit Sehgal-Vice President, Counselling, Chief Investment Strategist

                    Debra Stockla-Vice President, Counselling

                    Annamaria Testani-Vice President, Sales - Eastern Canada

                    Chuk Wong-Vice President, Counselling

(d) During the past five years none of Dynamic, or to the best knowledge of Dynamic, and their directors and officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) During the past five years none of Dynamic, or to the best knowledge of Dynamic, and their directors and executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgement, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


All Common shares were purchased for Canadian client accounts including mutual funds, institutional accounts and private individuals for which Dynamic has full discretionary authority in its capacity as Investment counsel and Portfolio Manager.

ITEM 4. PURPOSE OF TRANSACTION


(a) The Common Shares of Elizabeth Arden are held in each such discretionary account pursuant to the investment purposes of such accounts;

(b) Dynamic has no plans or proposals to cause Elizabeth Arden to enter into any extraordinary corporate transaction such as a merger, reorganization or liquidation of Elizabeth Arden or any of its subsidiaries;

(c) Dynamic has no plans or proposals to cause Dynamic or any of its subsidiaries to sell or transfer a material amount of assets;

(d) Dynamic has no representative(s) on the Elizabeth Arden board of directors and has no plans or proposals which would result in a change in the present board of directors or management of Elizabeth Arden, whether through a change in the number or term of directors or otherwise;

(e) Dynamic has no plans to make any material change in the present capitalization or dividend policy of Elizabeth Arden;

(f) Dynamic has no plans or proposals to cause Elizabeth Arden to make any other material change in its business or corporate structure;

(g) Dynamic has no plans or proposals to cause Elizabeth Arden to change its articles of incorporation or by-laws or to take any other actions which may impede the acquisition of control of Elizabeth Arden by any person;

(h) Dynamic has no plans or proposals to cause the Common Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

(i) Dynamic has no plans or proposals to cause the Common Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act of; and

(j) Dynamic has no plans or proposals to take any actions similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


                    Dynamic has control or direction over approximately 1,155,500 Common Shares representing approximately 6.44% of the outstanding Common Shares of Elizabeth Arden only as a result of its position as the investment counsel and portfolio manager with discretionary authority over the client accounts in which the Shares are held.

                    These common Shares are held within mutual fund assets. Dynamic has full dispositive and voting power.

                    Unless otherwise noted, to the best knowledge of Dynamic, and their directors and officers, Dynamic has sole voting and dispositive power over the securities reported herein over which it has control or direction. Except as disclosed herein, during the past sixty days none of Dynamic, nor to the best knowledge of Dynamic, any of their directors and officers, have effected any transaction in the securities reported on this Schedule 13D.




ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than those indicated in Items 4 and 5 above, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons name in Item 2 or between such persons and any other person with respect to any securities of Elizabeth Arden, including but not limited to transfer or voting of any such securities of Elizabeth Arden, including but not limited to transfer or voting of any such securities of Elizabeth Arden, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Nil

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 25, 2002
"Benjamin J. Eggers"

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Signature


Benjamin J. Eggers

Vice President and Secretary

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Name/Title